ARTIST CAPITAL LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2025

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ARTIST CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 West 55th Street, 11th floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Denise Sadowski	646-289-3297	ds@artistcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert
(Name – if individual, state last, first, and middle name)

4601 DTC Blvd, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Sands, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Artist Capital LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO

Notary Public

DENISE SADOWSKI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01SA5076308
Qualified in Queens County
Commission Expires April 21, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ARTIST CAPITAL LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Artist Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Artist Capital LLC (the "Company") as of December 31, 2025, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation and Reconciliation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation and Reconciliation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

We have served as Artist Capital LLC's auditor since 2025.

Denver, Colorado
February 25, 2026

ARTIST CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash & cash equivalents	$	1,939,877
Commissions receivable		3,927,586
Fixed assets		228,700
Prepaid expenses		10,236
Other assets		128,860
Right of use assets (Note 3 and Note 4)		41,648
	$	**6,276,907**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Commissions payable	$	1,689,944
Lease liability (Note 3 and Note 4)		46,370
Due to related parties (Note 5)		160,700
Accrued liabilities		440,875
	$	2,337,889

COMMITMENTS AND CONTINGENCIES (Notes 3 and 6)

MEMBER'S EQUITY (Note 2)		3,939,018
	$	**6,276,907**

The accompanying notes are an integral part of this statement.

ARTIST CAPITAL LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2025

REVENUE:

Commissions and service income	$	9,575,816
Total Income	$	9,575,816

EXPENSES:

Commissions, salaries and benefits	6,486,149
Professional fees	654,004
Travel and entertainment	248,701
General and administrative expenses	243,005
Advertising and marketing	177,135
Occupancy and equipment	159,223
Regulatory fees	61,877
Research	10,352
	8,040,446

NET INCOME	**$**	**1,535,370**

The accompanying notes are an integral part of this statement.

6

ARTIST CAPITAL LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
DECEMBER 31, 2025

	Member's Equity
BALANCE, December 31, 2024	$ 4,103,648
Distributions	(1,700,000)
Net income	$ 1,535,370
BALANCE, December 31, 2025	**$ 3,939,018**

The accompanying notes are an integral part of this statement.

ARTIST CAPITAL LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,535,370
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Increase in commissions receivable	(626,336)
Depreciation	2,500
Decrease in prepaid expenses	28,703
Decrease in other assets	889
Decrease in right of use asset	97,831
Increase in commissions payable	407,223
Decrease in lease liability	(115,663)
Increase in accrued liabilities	337,115
Net cash flows provided by operating activities	1,667,632
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(1,700,000)
Net cash flows used in financing activities	(1,700,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(32,368)
CASH & AND CASH EQUIVALENTS, at beginning of year	1,972,245
CASH & AND CASH EQUIVALENTS, at end of year	**$ 1,939,877**

The accompanying notes are an integral part of this statement.

NOTE 1 -   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Artist Capital LLC (the "Company") is a limited liability company formed in the state of Delaware on March 1, 2016. The Company converted from an S Corporation that was formed in the state of Texas on June 29, 2011 to a Limited Liability Company on March 1, 2016. The Company was approved to do business as a registered broker-dealer on May 23, 2013 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activity is to assist managers of private alternative investment funds, including private equity, hedge funds and fund of funds, raise capital.

Cash and Cash Equivalents

Cash, including cash denominated in foreign currencies, represents cash deposits held at financial institutions. Cash equivalents include short-term, highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation (FDIC) or Securities Investor Protection Corporation (SIPC) limitations.

Revenue Recognition

The Company is a registered broker-dealer that provides capital-raising and placement services to managers of private alternative investment funds, including private equity, hedge funds, and other pooled investment vehicles. The Company earns revenue primarily through success-based placement fees and ongoing servicing fees, which are generally derived from the management and performance fees earned by the fund managers.

The Company earns placement fees for introducing and marketing investment funds to prospective investors. These fees are typically calculated as a percentage of capital raised and are earned upon the final closing of the applicable fund or upon an investor's admission to the fund, as defined in the governing agreements.

The Company may earn ongoing servicing fees, commonly referred to as trail fees, which represent a portion of the management fees charged by the fund managers. These fees are earned over time as the underlying management fees are earned by the fund manager and are generally calculated based on the net asset value or committed capital of the investors introduced by the Company.

In certain arrangements, the Company is entitled to a portion of the performance fees or carried interest earned by the fund manager. These fees are contingent upon the achievement of specified performance thresholds and are recognized only when the underlying performance obligation has been satisfied and the amount is no longer subject to significant reversal.

NOTE 1 - *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

The Company enters into contracts with fund managers that define the scope of services, fee structures, and payment terms. These contracts are generally in writing and enforceable.

The Company's performance obligations typically include arranging introductions between fund managers and potential investors, providing marketing and capital-raising support, and ongoing investor relationship support, where applicable. Each performance obligation is evaluated to determine whether it is distinct under ASC 606.

The transaction price is based on contractually defined fee arrangements and may include fixed or variable placement fees and variable consideration in the form of performance-based fees. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal will not occur, consistent with ASC 606-10-32-11.

When a contract includes multiple performance obligations, the transaction price is allocated to each performance obligation based on their relative standalone selling prices, which are determined using observable pricing or management's best estimates.

Placement fees are recognized at a point in time when the applicable performance obligation is satisfied, generally upon the fund's final closing or the investor's acceptance into the fund. Ongoing servicing fees are recognized over time, as the services are performed and the related management fees are earned by the fund manager. Performance-based fees are recognized when earned, which is generally when the underlying fund performance is realized and the fee is no longer subject to clawback or reversal.

Revenue is recorded net of amounts payable to third parties, when the Company acts as an agent, in accordance with the principal-agent guidance in ASC 606-10-55.

Significant judgments in applying ASC 606 include determining whether the Company acts as principal or agent, estimating variable consideration and applying the constraint, and determining whether performance obligations are satisfied over time or at a point in time.

Accounts receivable consist primarily of amounts due from fund managers related to earned placement fees and servicing fees. Accounts receivable are recorded at their net realizable value. The Company evaluates accounts receivable for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. The allowance for credit losses is based on management's assessment of historical collection experience, the creditworthiness of counterparties, current economic conditions, and reasonable and supportable forecasts.

The Company's receivables are generally short-term and are due from established institutional counterparties, which historically have resulted in minimal credit losses. As a result, the allowance for credit losses was immaterial as of the balance sheet date. The Company's receivables are concentrated among a limited number of fund managers. The Company monitors credit exposure and has not experienced significant losses related to these concentrations.

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(concluded)*

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is recognized as a limited liability company by the Internal Revenue Service.   The Company's member is liable for federal and state income taxes on the Company's taxable income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2022. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2025.

Segment Reporting

The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 2 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2025, the Company had net capital and net capital requirements of $1,333,580 and $153,083 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.72 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -   COMMITMENTS

Leases – The Company adopted the new guidance for leases prospectively effective January 1, 2019. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liabilities are included in loans payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease. The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

There are several elections the Company may choose to utilize, simplifying the adoption process. They are; the practical expedients, the hindsight expedient, combining lease and non-lease components and utilizing the short-term lease option. The package of practical expedient has three components. The Company has specific elections it may utilize; (i) not to reassess historical lease classification, (ii) not to recognize short-term leases on the statement of financial position and (iii) not to separate lease and non-lease components. The practical expedient is an all or nothing election; the Company elected to use the package of practical expedients. The Company may elect the hindsight practical expedient to; (i) reassess the likelihood that a lease renewal, termination or purchase option will be exercised and (ii) reassess the impairment of ROU assets. The Company elected to use the hindsight practical expedient.

The Company may elect to include both lease and non-lease components of a lease as a single component, by asset class, and account for both components as part of the lease payment. This election relieves the Company from the obligation to perform a pricing allocation. The Company elected to include both the lease and non-lease components as a single component.

For short-term leases, defined as a lease term of twelve months or less, the Company can elect not to apply the recognition requirements and recognize lease payments in the statement of operations on a straight-line basis and recognize variable lease payments, if any, as they are incurred. The Company elected not to apply the recognition requirements to leases classified as short term.

NOTE 4 – LEASES

The Company has an operating lease for office space. This lease has a remaining term of five months and does not contain options to either extend or terminate the lease.

The components of lease expense for the year ended December 31, 2025 were as follows:

Supplemental statement of financial condition at December 31, 2025, relating to leases were as follows:

Operating lease Cost:		
Right-of-use assets	$	97,831
Accumulated amortization		2,805
Total operating lease costs	$	100,636
Operating Leases:		
Right-of-use assets	$	786,828
Accumulated amortization		745,180
Right-of-use assets, net	$	41,648
Operating lease Liabilities	$	46,370
Weighted Average Remaining Lease Terms		
Operating Leases		0.5 years
Weighted Average Discount Rate:		
Operating Leases		0.79

Maturities of lease liabilities at December 31, 2025, were as follows:

Year	Operating Leases
2026	$ 56,607
Total lease payments	56,607
Less imputed interest	(10,237)
Operating lease liability	$ 46,370

NOTE 5 -   RELATED PARTY TRANSACTIONS

Due to related parties reported in the Statement of Financial Condition represents amounts payable to its parent company for expenses paid on behalf of the Company.

NOTE 6 -   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is engaged in various corporate financing activities in which counterparties primarily include managers of investment partnerships. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Price risk is comprised of interest rate, market and currency risk. Interest rate risk is the risk that the value of financial instruments (mainly investments) may fluctuate as a result of changes in market interest rates. Market risk is the risk that the market values of investments change due to changes in market conditions. Investments in private investment companies are subject to market and interest rate risk. Currency risk is the risk that the value of instruments may fluctuate as a result of changes in foreign exchange rates. As of December 31, 2025, substantially all assets and liabilities of the Company were denominated in United States dollars.

The Company also maintains its cash balance in a financial institution, which at times may exceed federally insured limits. As of December 31, 2025, the Company held $1,689,877, in excess of the federally insured limit at the financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

The Company's financial instruments, including cash and cash equivalents, commission receivable, prepaid expenses, lease liability, due to related party, accrued liabilities, and commissions payable are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 7 -   SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any other subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

ARTIST CAPITAL LLC

COMPUTATION AND RECONCILIATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2025

CREDIT:

Member's equity	$ 3,939,018

DEBITS:

Commissions receivable, net of commissions payable	2,237,642
Fixed Assets	228,700
Prepaid expenses	10,236
Other assets	128,860
Total debits	2,605,438

NET CAPITAL	1,333,580

Minimum requirements of 6-2/3% of aggregate indebtedness of
$2,296,241 or $5,000, whichever is greater

	153,083
Excess net capital	$ 1,180,497

AGGREGATE INDEBTEDNESS:

Total Liabilities	$ 2,337,889
Less: Right of use assets	(41,648)
TOTAL AGGREGATE INDEBTEDNESS	$ 2,296,241

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.72 to 1

NOTE: There are no material differences between the above computation of net capital
and the corresponding computation as submitted by the Company with the
unaudited Form X-17 A-5 Part II Filing as of December 31, 2025.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Artist Capital LLC

We have reviewed management's statements, included in the accompanying exemption report regarding compliance with Rule 15c3-3 exemption report, in which (1) Artist Capital LLC (the "Company") identified the following provisions of Footnote 74 under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

The Company is filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release No. 34-70073.

Cherry Bekaert LLP

Denver, Colorado
February 25, 2026

ARTIST

February 17, 2026

To whom it may concern:

Artist Capital LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. l 7a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry P AB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company hereby affirms that, to the best of its knowledge and belief, this Exemption Report is true and correct.

Regards,

Jonathan Sands
Jonathan Sands

20 WEST 55th Street, 11th Floor, New York, NY 10019



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING
AGREED-UPON PROCEDURES**

To the Board of Directors and Member of
Artist Capital LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of
1934 and in the Securities Investor Protection Corporation ("SIPC) Series 600 Rules, which are
enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7) for the
year ended December 31, 2025. Management of Artist Capital LLC (The "Company") is responsible for
its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are
appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's
compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025.
Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for
their intended purpose. This report may not be suitable for any other purpose. The procedures performed
may not address all the items of interest to a user of this report and may not meet the needs of all users
of this report and, as such, users are responsible for determining whether the procedures performed are
appropriate for the purposes. The sufficiency of these procedures is solely the responsibility of those
parties specified in this report. Consequently, we make no representation regarding the sufficiency of the
procedures described below either for the purpose for which this report has been requested or for
any other purpose. The procedures and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement
   records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17-5 (FOCUS Report) for December 31,
   2025, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working
   papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related
   schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form
   SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Denver, Colorado
February 25, 2026

ARTIST CAPITAL LLC

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
YEAR ENDED DECEMBER 31, 2025

General assessment per Form SIPC-7	$	14,338
Less payments made with Form SIPC-6		(3,992)
Amount paid with Form SIPC-7	**$**	**10,346**

See the accompanying Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures.